

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

May 4, 2017

Anatoly Dritschilo, M.D.
Chief Executive Officer
Shuttle Pharmaceuticals, Inc.
1 Research Court, Suite 450
Rockville, Maryland 20850

> **Re: Shuttle Pharmaceuticals, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 3, 2017**
> **File No. 333-215027**

Dear Dr. Dritschilo:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 25, 2017 letter.

Summary Financial Information, page 12

1.   Please revise the equity section presentation on your balance sheet to be consistent with the presentation on page F-3.

You may contact Keira Nakada at (202) 551-3659 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at (202) 551-2544 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Dale S. Bergman, Esq.
        Gutiérrez Bergman Boulris, PLLC